UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

           Under the Securities Exchange Act of 1934
                       (Amendment No. 1)


                   Great American Bancorp, Inc.
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                        (Name of Issuer)


             Common, Stock Value - $0.01 Par Value
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                 (Title of Class of Securities)


                            38982K107
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                         (CUSIP Number)


                        Clinton C. Atkins
                        2001 Kankakee Drive
                        Champaign, IL 61821
                        (217) 352-2121
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   (Name, Address and Telephone Number of Persons Authorized to
    Receive Notices and Communications)


                        February 28, 1997
    -------------------------------------------------------
    (Date of Event which Requires Filing of This Statement)


     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [ ]


                                             (Page 1 of 5 Pages)

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                                             (Page 2 of 5 Pages)
CUSIP No. 38982K107

1.      NAME OF REPORTING PERSON
        S.S. or I.R.S. Identification No. of Above Person

            Clinton C. Atkins
            ###-##-####

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]
                                                          (b) [ ]
3.      SEC USE ONLY

4.      SOURCE OF FUNDS

            PF

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS       [ ]
        REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6.      CITIZENSHIP OR PLACE OF ORGANIZATION

            United States

7.      SOLE VOTING POWER

            149,175 shares

8.      SHARED VOTING POWER

            Not Applicable

9.      SOLE DISPOSITIVE POWER

            146,775 shares

10.     SHARED DISPOSITIVE POWER

            Not Applicable

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON

            149,175 shares

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)         [ ]
        EXCLUDES CERTAIN SHARES

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            8.5%

14.     TYPE OF REPORTING PERSON

            IN
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                                             (Page 3 of 5 Pages)

            The purpose of this Amendment No. 1 to the previously filed
Schedule 13D is to report additional shares acquired by Clinton
Atkins and to report that the ownership of Clinton Atkins in the common stock of Great American Bancorp, Inc. has increased from 5.2% to 8.5% of the common shares outstanding.

Item 1.     Security and Issuer.

        No change.

Item 2.     Identity and Background.

        No change.

Item 3.     Source and Amount of Funds or Other Consideration.

            As of the date hereof, the Reporting Person is deemed to beneficially own 149,175 shares, including 144,775 shares purchased in open market transactions, 600 shares issued under the 1995 Great American Incentive Plan ("Incentive Plan"), 2,400 shares represent unissued stock awards granted under the Incentive Plan and 1,400 additional shares represent shares underlying options granted under the Incentive Plan. The amount of consideration ($2,100,063) used to acquire the 144,775 shares was derived from personal funds of the Reporting Person.

            A schedule of the shares, dates, and the prices per share acquired by the Reporting Person since the most recent filing on
Schedule 13D is attached and marked as Exhibit 1 to Item 3.

Item 4.     Purpose of Transaction.

        No change.

Item 5.     Interest in Securities of Issuer

            (a) As of the date hereof, the Reporting Person is deemed to beneficially own 149,175 shares, representing 8.5% of the outstanding shares of the Company based upon reported outstanding shares as of October 31, 1996 of 1,852,606 less shares repurchased by the Company since October, 1996 of 92,630 or 1,759,976 shares. The beneficially owned shares include 2,400 shares representing stock awards granted under the Incentive Plan and 1,400 shares underlying stock options granted under the Incentive Plan which vested on February 14, 1997.

            (b) The Reporting Person has the sole power to vote and to dispose of the shares referred to in Item 5(a).

            (c) Except as reported in Item 3 hereof, there has been no transaction in the Common Stock of the Company effected during the past sixty (60) days by the Reporting Person.
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                                             (Page 4 of 5 Pages)

            (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities referred in Item
5(a).

            (e)  Not applicable.

Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of the Issuer.

        No change.

Item 7.     Material to be Filed as Exhibits

            A schedule detailing dates, shares purchased, and price per share of shares acquired by the Reporting Person since the most recent filing on Schedule 13D is filed herewith as
Exhibit 1.

                          SIGNATURES


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     March 5, 1997                     /s/ Clinton C. Atkins
-------------------------              --------------------------
         Date                                 Signature


                                       Clinton C. Atkins
                                       --------------------------

                                             Name/Title

                                             (Page 5 of 5 Pages)
                      SCHEDULE 13D
                   EXHIBIT 1 TO ITEM 3
                    Clinton C. Atkins

                     Price per Share
   No. of Shares       (Excluding      Where         How
Date   Purchased (Sold)     commissions)   Transacted  Transacted
----   ---------------    --------------- ----------  ----------

Non-Derivative Shares Acquired, Direct Ownership:

01/30/97    13,000              15.6875        OTC        (1)
02/14/97       600               0.00         GABI        (2)
02/24/97    20,000              16.00          OTC        (1)
02/28/97    20,000              16.375         OTC        (1)

Non-Derivative Shares, Indirect Ownership:

02/14/97     2,400               0.00         GABI        (2)

Derivative Shares, Direct Ownership:

02/14/97     1,400              14.00         GABI        (3)


(1) Transactions effected in the over-the-counter market ("OTC") through standard brokerage accounts.

(2)  Shares represent stock awards granted under the 1995 Great
American Bancorp, Inc. Incentive Plan which vest at a rate of 20% per year beginning on February 14, 1997.

(3)  Shares represent options granted under the 1995 Great
American Bancorp, Inc. Incentive Plan which vested on February
14, 1997.